AMENDED AND RESTATED OPERATING AGREEMENT OF KOTA LONGBOARDS, LLC

This Amended and Restated Operating Agreement of KOTA LONGBOARDS, LLC (this "Agreement") is made and entered into as of March 12, 2015, by and among KOTA Longboards, LLC (the "Company") and the undersigned members (individually as a "Member" or collectively as the "Members").

ARTICLE I

ORGANIZATION

1.1 *Continuation of Limited Liability Company*. The Parties to this Agreement hereby agree to continue the Company as a limited liability company formed pursuant to the Articles of Organization filed with the Office of the Secretary of State of Colorado on May 17, 2012, pursuant to the provisions of the Act, and in accordance with the further terms and provisions of this Agreement. The Operating Agreement of the Company was entered into between the Company and the Founders as of August 1, 2012, (the "Original Operating Agreement"). The Original Operating Agreement is amended and restated by this Agreement. It is the express intention of the Members that the terms of this Agreement shall govern, except to the extent such terms are expressly prohibited or ineffective under the Act, even when inconsistent with or different from the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended only to the extent necessary in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such amendment or interpretation.

1.2 *Name*. The name of the Company shall be KOTA LONGBOARDS, LLC.

1.3 *Principal Office and Place of Business*. The principal office and principal place of business of the Company shall be 1400 S; Lipan St., Denver, Colorado 80223.

1.4 *Effective Date and Term of the Company*. The effectiveness of this Agreement shall commence on March 12, 2015. The Company shall continue indefinitely unless earlier dissolved as provided in this Agreement.

1.5 *Title to Property*. Title to all property, real or personal, acquired by the Company shall be acquired, held, and conveyed in the name of the Company, unless the Members by a Member Consent otherwise agree.

1.6 *Members*. The Company shall consist of those initial Members party hereto and those additional and substituted Members admitted pursuant to Section 7.2(l) and Article X. Schedule A shall be amended from time to time to reflect the admission of any Member or the removal, withdrawal, expulsion, retirement or death of any Member.

ARTICLE II
DEFINITIONS

2.1 *Defined Terms*. Defined terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified below. Certain additional defined terms are set forth elsewhere in this Agreement. Unless the context requires otherwise, the singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, and "Article" and "Section" references are references to the Articles and Sections of this Agreement.

(a) "***Act***" means the Colorado Limited Liability Company Act, as amended (Title 7, Article 80, Colorado Revised Statutes).

(b) "***Affiliate***" means any other Person which is, directly or indirectly, through one or more intermediaries, Controlling, Controlled by, or under common Control with the Company.

(c) "***Agreement***" means this Agreement (including any and all Exhibits and Schedules hereto), as it may be amended, supplemented, or restated from time to time.

(d) "***Assign***," "***Assigned***," or "***Assignment***" means, with respect to any Company Interest, or any part thereof, a foreclosure or attachment or to offer, sell, assign, transfer, exchange, give, bequeath, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, involuntarily, or by operation of law. An Assignment shall include the transfer of Control in any Person.

(e) "***Assignee***" means a Person to whom an interest in any Company Interest has been Assigned in a manner permitted under this Agreement.

(f) "***Bankrupt***" or "***Bankruptcy***" as to any Person means the filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code or like provision of law (except if such petition is contested by such Person and has been dismissed within one hundred twenty (120) days); insolvency of such Person which is finally determined by a court proceeding; filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; or commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt, or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereby or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within one hundred twenty (120) days.

(g) "***Bankruptcy Code***" means Title 11 of the United States Code.

(h) "***Business Day***" means all days of the week excluding Saturday, Sunday, and holidays recognized by the State of Colorado.

(i) "***Capital Account***" means the capital account maintained for each Member pursuant to Section 5.4 of this Agreement and Schedule B attached hereto.

(j) "***Capital Contribution***" means any cash or property (valued, for this purpose, at its agreed upon value on the date of contribution as determined by Member Consent) contributed to the Company by a Member and includes any Additional Capital Contribution.

(k) "***Cash Flow***" means, for any period, all gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all expenses of the Company, Debt Service, capital improvements, replacements, and contingencies, all as determined by the Manager and approved by a Member Consent. "Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established by the first sentence of this definition.

(l) "***Code***" means the Internal Revenue Code of 1986, as amended and in effect from time to time (including any corresponding provisions of succeeding law).

(m) "***Company Expenses***" means all reasonable third-party expenses or obligations (including debt obligations) of the Company incurred by the Manager in connection with this Agreement.

(n) "***Company Interest***" means the interest of a Member in the Company, whether held by such Member or an immediate or subsequent Assignee thereof, including, without limitation, such Member's right (a) to a share of Company allocations and distributions (including in kind distributions), (b) to vote, consent, or withhold consent with respect to any Company matters, and (c) to participate in the management of the business and affairs of the Company in accordance with this Agreement.

(o) "***Controlling***," "***Controlled***," and "***Control***" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(p) "***Deficit Capital Account***" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the Company's taxable year, after giving effect to the following adjustments:

(1) Credit to such Capital Account (i) any amount which such Member is obligated to restore, under Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, including, but not limited to, the unpaid principal balance of any promissory note (of which the Member is the maker) contributed to the Company by the Member (other than a promissory note that is readily tradable on an established securities market), (ii) the amount of such Member's share of Company minimum gain (as determined in accordance with Sections 1.704-2(g)(1) and (g)(3) of the Treasury Regulations), and (iii) the amount of such Member's share of partner nonrecourse debt minimum gain (as determined under Section 1.704-2(i)(5) of the Treasury Regulations); and

(2) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6) of the Treasury Regulations.

The foregoing definition of "Deficit Capital Account" is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

(q) "***Disposition***" means the sale, exchange, extinguishment, cancellation, retirement, repayment, redemption, termination, lapse, transfer or other disposition of all or any portion of, Company assets.

(r) "***Distributions***" means, for any Member as of any date, the cumulative amount of cash and the fair market value (as agreed to by Member Consent) of any other property distributed to such Member pursuant to Sections 6.2 and 12.4 hereof as of such date, reduced by any liabilities assumed by such Member in connection with such distribution or secured by any Company property distributed to such Member.

(s) "***Economic Interest***" means the interest of a Member solely to a share of Company allocations and distributions in accordance with this Agreement and does not include any rights described in (b) or (c) of the definition of Company Interest set forth above.

(t) "***Fiscal Year***" means the Company's annual accounting period established pursuant to Section 4.6 hereof.

(u) "***Founders***" means, individually or collectively, Michael P. Maloney.

(v) "***IRS***" means the Internal Revenue Service.

(w) "***Manager***" means Michael P. Maloney, or any successor Manager elected by a Member Consent.

(x) "***Member Consent***" means the consent and/or vote or approval of those Members, not in default under this Agreement at the time such consent or vote is required, holding at least two-thirds (2/3) of the Company Interests of the Members entitled to vote on the matter.

(y) "***Members***" means, individually or collectively, the Founders and Preferred Members, and any other Substituted Members.

(z) "***Person***" means an individual or a corporation, partnership, trust, limited liability company, unincorporated organization, association, or other entity.

(aa) "***Preferred Members***" means, individually or collectively, Members who made a cash contribution to the Company up to the date of execution of this Amended and Restated Operating Agreement dated March 12, 2015, excluding In Kind distributions, or such Assignee of such Preferred Member's Company Interest.

(ab) "***Profits***" or "***Losses***" means, respectively, the income or loss of the Company for each Fiscal Year of the Company, as determined for federal income tax purposes (including each item of Company income, gain, loss, or deduction which is separately stated or otherwise not included in computing taxable income and loss and including gains or losses on Dispositions), with the following adjustments: (a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added thereto; and (b) any expenditures of the Company described in Code Section 705(a)(2)(3) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations and not otherwise taken into account in computing Profits or Losses shall be subtracted therefrom.

(ac) "***Substituted Member***" means any Assignee of a Company Interest admitted as a a Member under Article X hereof.

(ad) "***Supermajority***" means an aggregate 60% of outstanding units.

(ae) "***Treasury Regulations***" means the income tax regulations promulgated under the Code as final, temporary, or proposed regulations, as amended, supplemented, or modified from time to time (including corresponding provisions of succeeding regulations).

(af) "***Withdrawal***" means a voluntary or involuntary withdrawal of a Member under the Act.

ARTICLE III
PURPOSES AND AUTHORITY OF THE COMPANY

3.1 *Principal Purpose*. The principal purpose of the Company is to engage in the design, manufacture and sale of longboards and other equipment as determined by the Directors. The Company may also, in the discretion of the Directors, engage in any other business or activity permitted by Colorado law.

3.2 *General Authority*. The Company shall have and exercise any and all powers necessary, incidental, or desirable to accomplish the foregoing purposes and business, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out its business and exercise its powers pursuant to the arrangements set forth in the Articles of Organization and this Agreement.

ARTICLE IV
GENERAL ACCOUNTING MATTERS; BOOKS AND RECORDS

4.1 *Books of Account*. True and proper books, records, reports and accounts of the Company shall be maintained by the Company at all times in accordance with generally accepted accounting principles consistently applied. All transactions of the Company shall be entered fully and accurately on the books and records of the Company.

4.2 *Location of Books and Records.* The books and records of the Company shall be kept at the Company's principal place of business. Such books and records shall include: (a) a current list of the full name and last known mailing address of each past and present Member set forth in alphabetical order; (b) a copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; (e) the accounting books and records and copies of the financial statements of the Company for the three most recent years; (f) minutes of every annual and special meeting of the Members and of any meeting ordered pursuant to the Act; (g) copies of any and all written consents of the Members obtained pursuant to this Agreement or the Act or other documents evidencing a Member Consent; (h) all other documents and records pertaining to the Company; and (i) any and all other documents and records required to be maintained by the Company pursuant to the Act. In addition to the documents and records described above, the Company shall also prepare and update, and the Members shall certify as accurate, a statement describing (1) the amount of cash and a description and statement of the agreed value (determined by a Member Consent) of property or services contributed to the Company by each Member, and which each Member has agreed to

contribute in the future; (2) the times at which or events on the happening of which any Additional Capital Contributions agreed to be made by each Member are to be made; (3) if agreed upon, the time at which or events on the happening of which a Member may terminate such Member's membership in the Company and the amount of, or the method of determining, the distribution to which such Member may be entitled respecting such Member's membership interest and the terms and conditions of the termination and distribution; and (4) any right of a Member to receive distributions which include any return of all or part of such Member's contribution.

4.3 *Inspection of Records*. All books, records, reports and accounts of the Company shall be open to inspection by any Member or such Member's duly authorized representative on reasonable notice and at any reasonable time during business hours, and each Member or representative shall have the further right to make copies thereof, so long as such inspection or duplication does not materially interfere with the duties of any Company employee or agent. The cost of copying shall be borne by the Member. The Member also has the right to obtain from the Company upon written request:

(a) true and full information regarding the state of the business and financial condition of the Company and any other information regarding the affairs of the Company;

(b) promptly after they become available, copies of the Company's federal, state, and local income tax returns for each year; and

(c) a list showing the names, addresses and Company Interests of all Members.

4.4 *Tax Returns and Reports*.

(a) Tax Returns. The Manager shall cause to be prepared and shall sign all income tax returns and reports required to be filed with the IRS and any other applicable government authorities. The Manager shall furnish copies of all returns, reports and associated schedules (including K-1's) to the Members no later than the first day of the fourth calendar month following the Fiscal Year for which the return or report is prepared.

(b) Reports. Within thirty (30) days after the end of each quarter, the Manager shall deliver to the Members a report including (i) the balance sheet of the Company as of the end of such quarter and statements of operations and changes in Members' Capital Accounts, prepared in accordance with generally accepted accounting principles, consistently applied, and (ii) a report of the activities of the Company during the period covered by the quarterly report. The quarterly report shall set forth distributions to the Members for the period covered thereby and the amount of such distribution released from Reserves established in any prior period. Within ninety (90) days after the end of each Fiscal Year of the Company, the Manager shall provide an annual report setting forth an annualized summary of the quarterly reports.

4.5 *Bank Accounts*. Except as otherwise provided in this Agreement, the bank accounts of the Company shall be maintained at such federal insured banking institution as approved by the Manager.

4.6 *Fiscal Year*. The Fiscal Year of the Company for tax and accounting purposes shall be the calendar year.

4.7 *Transfer of Interest*. If an interest in the Company is transferred during a calendar year, all items of income, gain, loss, deduction, and credit allocated pursuant to Article 5 or Article 6 hereof or Schedule B attached hereto shall be allocated between the transferor and the transferee as of the last day of the month in which the transfer occurred. Items of Company gain or loss earned or incurred on the sale, exchange, or other disposition of any Company asset shall be allocated to the Member owning the Company Interest at the time of the closing of such sale, exchange or other disposition of such Company asset.

ARTICLE V
CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

5.1 *Initial Capital Contributions*. The Members have contributed to the Company the property upon the formation of the Company or upon execution of this Agreement, as specified on Schedule A attached hereto and incorporated herein by this reference.

5.2 *Additional Capital Contributions*. Members shall not be required to, but may voluntarily upon a Member Consent, make additional Capital Contributions, in excess of the Initial Capital Contributions, to the Company.

5.3 *Capital Accounts*.

(a) Maintenance of Capital Accounts. A Capital Account shall be maintained for each Member in accordance with this Section 5.3 and the principles set forth in Schedule B attached hereto and incorporated herein by this reference. Each Member's Capital Account shall be credited with such Member's aggregate Capital Contributions, such Member's allocable share of Profits and any items in the nature of income or gain that are specially allocated to such Member pursuant to Schedule B hereto, and the amount of any Company liabilities assumed by such Member or that are secured by any property of the Company distributed to such Member. Each Member's Capital Account shall be debited with the aggregate amount of Distributions to such Member, such Member's allocable share of Losses and any items in the nature of deduction or loss that are specially allocated to such Member pursuant to Schedule B attached hereto, and the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company. The determination and maintenance of the Members' Capital Accounts, and any adjustments thereto, shall be made consistent with tax accounting and other principles set forth in Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b) and the provisions of this Agreement shall be interpreted and applied consistently therewith.

(b) Transfer of Capital Account. Immediately following the transfer of any portion of a Member's Company Interest, the Capital Account of the transferee shall be equal to the Capital Account of the transferor attributable to the transferred Company Interest. Such Capital Account shall not be adjusted to reflect any basis adjustment under Section 743 of the Code unless the Members make an election under Section 754 of the Code pursuant to Section 5.4, below.

(c) No Interest Accrual. No interest shall be paid or accrued by the Company on balances in Members' Capital Accounts.

(d) Computation of Capital Account Adjustments. For purposes of computing the amount of any item of income, gain, deduction, or loss to be reflected in the Members' Capital

Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition, and classification for federal income tax purposes, taking into account any adjustments required pursuant to Section 704(b) of the Code and the Treasury Regulations promulgated thereunder as more fully described in Schedule B hereto.

5.4 *Basis-Adjustment Election*. The Members by Member Consent shall elect pursuant to Section 754 of the Code to adjust the basis of the Company's assets for all transfers of Company Interests or distributions of property to Members if such election would benefit any Member or the Company.

5.5 *Withdrawal or Reduction of Capital Contributions*. Except as otherwise expressly provided in this Agreement, a Member shall not receive out of the Company's property any part of such Member's Capital Contributions unless the consent of all Members is obtained.

ARTICLE VI
INCOME AND DISTRIBUTION

6.1 *Allocations among Members*. The Profits shall be divided and the losses, deductions and credits of the Company shall be borne in proportion relative to each Preferred Member's respective Initial Capital Contribution.

6.2 *Distributions of Cash Flow*. Except as otherwise required upon dissolution or liquidation, Cash Flow or assets of the Company shall be distributed, applied, or paid, as follows:

(a) First, an amount of such Cash Flow shall be distributed to the Preferred Members, until each Preferred Member has received aggregate distributions of Cash Flow pursuant to this Section 6.2(a) in an amount equal to each Preferred Member's respective Initial Capital Contribution; and

(b) thereafter, to the Members, pari passu, in accordance with their Company Interests.

ARTICLE VII
ADMINISTRATION OF THE COMPANY

7.1 *Management* The management and control of the Company shall be vested exclusively in the Manager. The Members shall have no part in the management or control of the Company and shall have no authority or right to act on behalf of the Company in connection with any matter.

7.2 *Authority of Manager*. In accordance with the provisions of the Act and except as otherwise expressly provided in this Agreement, the Manager shall have all rights and powers that may be possessed by a manager under the Act on behalf of and in the name of the Company (i) to carry out any and all of the objects and purposes of the Company and (ii) to perform all acts which he may deem necessary or desirable to accomplish the foregoing, including, without limitation, the following:

(a) To incur and pay all expenses and obligations incident to the operation and management of the Company;

(b) To oversee the day-to-day operations of the Company including, without limitation, maintaining the Company's books and records, opening, depositing to, withdrawing from and maintaining bank accounts in accordance with Section 4.5 hereof, preparing the tax returns of the Company and paying all taxes, assessments and other impositions applicable to the assets of the Company;

(c) To make distributions to the Members in accordance with the terms of this Agreement;

(d) To prepare and cause to be prepared reports, statements and appraisals as required under this Agreement;

(e) To enter into any transactions, contracts, or agreements, including, without limitation, agreements for the management, development, improvement, marketing and sale of the Assets, between the Company and the Manager or a Member;

(f) To sell, transfer, exchange or otherwise dispose of, pledge, encumber, grant any purchase rights, options to purchase, rights of first refusal to purchase, or approve any offer to purchase or exchange all or a material portion of the Assets;

(g) To stipulate to a judgment against the Company;

(h) To institute lawsuits or proceedings involving the Company and make decisions relating to the defense of such lawsuits or proceedings, or settle or compromise any claim or demand of or against the Company;

(i) To bind or obligate the Company as a party, principal, accommodation party, guarantor, or surety for any third party or Member under any note, mortgage, deed of trust, lease, contract, or commercial paper, whether recourse or non-recourse; or prepay or modify the material terms of any indebtedness of the Company existing at the time of such decision;

(j) To merge or consolidate the Company with or into any other partnership or other entity;

(k) To dissolve and windup the affairs of the Company, except as otherwise provided herein or as required by the Act or other applicable law;

(l) To add additional Members for an initial Capital Contribution and corresponding Company Interest as determined by the Manager and approved by a Member Consent; provided, such additional Members' cumulative Company Interests do not result in the reduction of Michael P. Maloney's Company Interest to less than 51% of the total Company Interests unless so authorized by Member Consent; and

(m) To act for and on behalf of the Company in all matters incidental to the foregoing.

For purposes of this Section 7.2, any of Manager's acts under paragraphs (e) through (l), inclusive, or any of Manager's acts which cause an individual or cumulative economic impact to the Company in excess of $150,000.00, shall require Supermajority Member Consent, executed by the approving Members.

7.3 *Use of Agents*. The Manager may, from time to time, retain any Person to provide services to the Company, but only if the Manager reasonably believes that such Person is

qualified to provide such services. The Manager is entitled to rely in good faith upon the recommendations, reports, advice, or other services provided by any such agent.

7.4 *Expenses*. The Company shall be responsible for and shall pay all Company Expenses. All Company Expenses shall be paid out of funds of the Company determined by the Manager to be available for such purpose.

7.5 *Manager*.

(a) Appointment. Michael P. Maloney is hereby appointed as the Manager. The Manager may resign at any time upon written notice to the Company. In the event the Manager resigns, is unable to serve or is removed by the Members, a successor Manager shall be appointed by the Members by a Member Consent.

(b) Removal of Manager. A Manager may be removed at any time by a Member Consent. Removal of a Manager (who also is a Member) shall have no effect on his rights and obligations as a Member.

(c) Compensation as a Manager. The Manager shall be entitled to compensation at such rate as the Members may agree by a Member Consent.

7.7 *Liability for Certain Acts*. The Manager shall exercise the Manager's business judgment in managing the business, operations, and affairs of the Company. Absent fraud, dishonesty or deceit, gross negligence, willful misconduct, or a wrongful taking, the Manager shall not be liable or obligated to the Members or to the Company for any mistake of fact or judgment, for the doing of any act, or for the failure to do any act in conducting the business, operations and affairs of the Company, which may cause or result in any loss or damage to the Company or its Members. The Manager does not guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. The Manager shall not be responsible to any Member because of a loss of such Member's investment, unless the loss shall have been the result of such Manager's fraud, dishonesty or deceit, gross negligence, willful misconduct, or a wrongful taking by the Manager.

7.8 *Manager and Member Indemnity*. The Company (but not any Member) shall indemnify and hold harmless each Member and the Manager and their respective members, shareholders, directors, officers, employees and agents (collectively the "Indemnified Party") in the event it was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of any acts or omissions, or alleged acts or omissions, arising out of the activities of the Indemnified Party on behalf of the Company, or in furtherance of the interests of the Company, against any and all costs, losses, damages, and expenses of any nature whatsoever for which such Indemnified Party has not otherwise been reimbursed (including attorneys' fees, judgments, fines, and accounts paid in settlement) actually and reasonably incurred by the Indemnified Party in connection with such action, suit, or proceeding so long as the Indemnified Party reasonably believed that his actions were within the scope of this Agreement and in the Company's best interests and the Indemnified Party did not act fraudulently, in bad faith, in a manner constituting gross negligence, willful misconduct, or dishonesty or deceit or in knowing breach of this Agreement. The termination of any action, suit, or proceeding by judgment, order, settlement or upon a plea of nolo contendere or its equivalent shall not of itself (except insofar as such judgment, order, settlement, or plea shall itself specifically

provide) create a presumption that the Indemnified Party acted fraudulently or in bad faith or acted in a manner constituting gross negligence, willful misconduct, or dishonesty or deceit. The indemnification rights of the Indemnified Party set forth in this Section 7.8 shall be cumulative of and in addition to, any and all rights, remedies, and recourse to which it shall be entitled whether pursuant to the provisions of this Agreement, at law, or in equity.

7.9 *Resignation*. The Manager may resign at any time by giving written notice to the Members. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

7.10 *Vacancies*. Any vacancy in the office of Manager shall be filled by a Member Consent. A Manager elected to fill a vacancy shall be elected for the unexpired term of his, her, or its predecessor in office and shall hold office until the expiration of such term and until his, her, or its successor shall be elected and shall qualify or until the Manager's earlier death, resignation, or removal.

7.11 *No Management by Members*. The Members shall not, in their capacity as Members, take part or interfere in any manner with the management of the Company and shall have no right or authority to act in such management capacity for or on behalf of the Company.

7.12 *Tax Matters Partner*.

(a) Designation. The Manager is hereby designated the Tax Matters Partner.

(b) Limitations on Extending Statute of Limitations. Without the unanimous consent of the other Members, the Tax Matters Partner shall have no right to extend the statute of limitations for assessing or computing any tax liability against the Company or the amount of any Company tax item.

(c) Filing Petitions in Tax Court. If the Tax Matters Partner elects to file a petition for adjustment of any Company tax item (in accordance with § 6226(a) of the Code), such petition shall, unless the Company by a Member Consent determines otherwise, be filed in the United States Tax Court.

(d) Accountants and Lawyers. Any reasonable costs incurred by the Tax Matters Partner for retaining accountants and lawyers on behalf of the Company in connection with any Internal Revenue Service audit of the Company shall be expenses of the Company. Any accountants and lawyers retained by the Company in connection with any Internal Revenue Service audit of the Company shall be selected by the Tax Matters Partner after consultation with and securing approval of the other Members and the fees therefor shall be expenses of the Company.

ARTICLE VIII

MEMBERS' LIABILITY, RIGHTS AND DUTIES

8.1 *Limitation of Liability*. Each Member's liability shall be limited as set forth in the Act, other applicable law, and this Agreement.

8.2 *Company Debt Liability*. Except as otherwise provided by law, a Member will not personally be liable for any debts or losses of the Company beyond such Member's respective Capital Contribution, except:

(a) a Member is liable to the Company for the difference, if any, between such Member's actual Capital Contributions and that stated in this Agreement as having been made by such Member;

(b) a Member is liable to the Company for any unpaid Capital Contributions that such Member agreed in this Agreement to make in the future at the time and on the conditions as stated in this Agreement; and

(c) when a Member has received the return in whole or in part of such Member's Capital Contribution in violation of this Agreement or the Act, the Member shall be liable to the Company for a period of six years thereafter for the amount of the Capital Contribution wrongfully returned, regardless of whether the returned Capital Contribution is necessary to discharge the Company's liability to any creditor.

8.3 *Limitations on Rights*. No Member shall have the power or right to undertake the following:

(a) Reduce such Member's contribution to the capital of the Company except as a result of the dissolution of the Company or as otherwise provided in the Act or this Agreement; or

(b) Demand or receive any distribution in any form other than cash.

8.4 *Conflicts of Interest*. The Manager and the Members shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that the Manager or the Members may enter into transactions that are similar to the transactions into which the Company may enter. Neither the Manager nor the Members violate a duty or obligation to the Company merely because the Manager's or the Member's conduct furthers such party's own interest. A Manager or Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company, if fair to the Company, shall be voidable solely because a Member has a direct or indirect interest in the transaction.

8.5 *Non-Monetary Defaults*. If a Member violates the provisions of this Agreement, such act or acts shall be void ab initio and, for so long as such Member is in default, such Member's right to vote and receive distributions shall be suspended. The Company shall promptly give the defaulting Member notice of the default. Upon such Member's cure of the default, such Member's rights to vote and receive distributions shall be restored and such Member shall receive all suspended distributions.

ARTICLE IX

GENERAL RESTRICTIONS ON TRANSFER OF AN INTEREST

9.1 *Restrictions*. While this Agreement is in force, no Member may directly or indirectly transfer all or any part of such Member's Company Interest, whether now owned or hereafter acquired, without first complying with the terms and conditions of this Agreement. Any attempted transfer in contravention of this Agreement shall be null and void.

9.2 *Transfers*. For purposes of this Agreement, a transfer shall mean an Assignment or any direct or indirect act, whether voluntary, involuntary, or by operation of law, which causes a disposition or encumbrance of all or any part of a Member's Company Interest.

Further, the following events shall be deemed to cause a transfer for purposes of this Agreement:

(a) a Member is adjudicated a Bankrupt, whether voluntary or involuntary;

(b) a Member makes an assignment for the benefit of such Member's creditors;

(c) a Member is a party to a final decree of divorce which provides for the transfer of all or any part of a Member's Company Interest; or

(d) the death, resignation, expulsion, bankruptcy, incompetency of a Member, or any other act that terminates the continued membership of a Member in the Company.

9.3 *Exceptions*. Notwithstanding the foregoing, a Member may transfer:

(a) all or part of such Member's Company Interest with the prior written consent of those Members constituting a Member Consent;

(b) all or part of such Member's Company Interest to an Affiliate;

(c) subject to Section 10.9, all or part of such Member's Company Interest to any third party acquiring the Company Interest after complying with the provisions of Article X hereof.

ARTICLE X

VOLUNTARY OR INVOLUNTARY TRANSFER

10.1 *Notice of Intention to Transfer*. If a Member desires to transfer (a "Proposed Voluntary Transfer") or is deemed to have transferred, within the meaning of Article IX hereof (an "Involuntary Transfer"), all or any part of such Member's Company Interest in the Company, such Member or such Member's legal representative (the "Transferring Member") shall give written notice (the "Notice") to the other Members of such desire or of the event causing the Involuntary Transfer. The Notice shall specify the Company Interest to be transferred or deemed to have been transferred (the "Offered Interest") and the nature of all other material terms of the Proposed Voluntary Transfer or the Involuntary Transfer. The Notice shall constitute an offer to sell the Offered Interest to the other Members by the Transferring Member in the event of a Proposed Voluntary Transfer or by the deemed transferee in the event of an Involuntary Transfer, in proportion to their Company Interests, on the terms and conditions of Section 10.5 hereof (the "Offer"). The terms of this Section 10.1 shall not apply to any pledge, conveyance, or encumbrance of a Member's Company Interest where such pledge, conveyance, or encumbrance is made for the purpose of obtaining financing for the Company's operations.

10.2 *Third-Party Offers*. If, in connection with a Proposed Voluntary Transfer, the Transferring Member has received a bona fide offer from a third party to purchase the Transferring Member's Company Interest ("Third Party Offer"), the Notice also shall identify the third party and the purchase price, terms, and conditions of the Third Party Offer. A bona fide offer is a legally enforceable offer from a person or entity financially capable of carrying out its terms, accompanied by a certified or cashier's check for at least 10% of the purchase price.

10.3 *Option to Purchase*. For thirty (30) days after the receipt of the Offer, or for thirty (30) days after the Members receive knowledge of the event calling the Involuntary Transfer if no notice is given, the Members shall determine whether or not they desire to purchase the

Offered Interest for the purchase price, terms, and conditions provided for in this Article. If some or all of the Members elect to purchase the Offered Interest, the purchasing Members may divide the Offered Interest in any manner upon which they all agree. In the absence of unanimous agreement, the Offered Interest shall be divided among the purchasing Members in proportion to their Company Interests.

10.4 *Election to Dissolve Company*. In lieu of exercising their option to purchase the Offered Interest, the other Members may, by unanimous consent and written notice to the Transferring Member, elect to dissolve the Company voluntarily. If the Members elect to dissolve the Company, its business and affairs shall be wound up and all its properties distributed in liquidation under the provisions of Article XII hereof.

10.5 *Purchase Price*. The purchase of the Offered Interest shall be upon one of the following alternatives, at the sole election of the purchasing Member or Members:

(a) in the event of a Proposed Voluntary Transfer, the same terms, conditions, and consideration set forth in the Third Party Offer;

(b) in the event of a Proposed Voluntary Transfer, or always in the event of an Involuntary Transfer or a Proposed Voluntary Transfer that contemplates a transaction other than a sale for money or a promissory note to pay money, the terms and conditions and at a purchase price determined in accordance with Article XI hereof.

10.6 *Release from Restriction*. If the Transferring Member offers to sell the Offered Interest in connection with a Proposed Voluntary Transfer and the other Members do not elect to purchase the Offered Interest or to dissolve the Company, then the Transferring Member may sell the Offered Interest to the bona fide third party who made the Third Party Offer at a price equal to or greater than the price originally offered to the other Members, provided it is upon the exact terms and conditions originally contained in the Third Party Offer (except for changes in size of payments required to accommodate a greater price), and provided further that such sale is completed within sixty (60) days after the last Offer has been rejected by all of the Members or expires, whichever first occurs.

10.7 *Changed Offer*. If a Transferring Member thereafter desires, in a Proposed Voluntary Transfer, to sell the Offered Interest at a price that is less than the price originally offered to the other Members, or upon different terms or conditions than those which were contained in the original Third Party Offer, or at a time which is more than sixty (60) days after the rejection or expiration of the last Offer, the Transferring Member must first reoffer the Offered Interest to the other Members at the price and upon the terms and conditions which the Transferring Member was willing to accept from the bona fide third party. The new Offer shall be made to the other Members in the same manner and in accordance with the same procedures as provided for in this Article.

10.8 *Form of Offer*. Offers and acceptances shall be in writing and shall be served either by personal service or by certified mail, return receipt requested, addressed to each of the Members at the last known address as shown by the records of the Company.

10.9 *Substituted Member*. Any Assignee or transferee of an Offered Interest, including an Assignee or transferee of a Member's Company Interest in an Involuntary Transfer or a permitted transfer under Section 9.3, who is not now a Member shall become a Substituted

Member only if (a) all of the other Members unanimously consent in writing to the admission of the Assignee or transferee as a Member, (b) such Assignee or transferee agrees: (1) to become a Member, (2) to execute and acknowledge such documents and instruments of conveyance in form and substance as may be necessary in the opinion of counsel to the Company to effect such transfer and to confirm the agreement of the Assignee, (3) to be bound by all of the terms and conditions of this Agreement, as it may be amended from time to time, (4) to pay all reasonable expenses connected with such Assignee's or transferee's admission, including reasonable attorneys' fees required for the preparation of such instruments to effect such admission to the Company, and (5) except in the case of a transfer at death or involuntarily by operation of law, either (i) to register such Company Interest under the Securities Act of 1933, as amended, and any applicable state securities laws or (ii) to provide from the transferring Member an opinion of counsel which shall be satisfactory to the Company, to the effect that such transfer is exempt from all applicable registration requirements and that such transfer will not violate any applicable laws regulating the transfer of securities, (c) the transfer will not cause the Company to be deemed to be a "publicly traded partnership" under the Code or otherwise cause the Company to be treated as an association or corporation for tax purposes under the Code, and (d) the provisions of the preceding sections of this Article have been satisfied. Any transfer or purported transfer of any Company Interest shall be null and void unless made strictly in compliance with the provisions of this Section. The Assignee or transferee of any Member Interest shall be subject to all terms, conditions, restrictions, and obligations of this Agreement.

10.10 *Rights of Unadmitted Transferees*. If all of the other Members do not unanimously approve the Assignee or transferee in an Involuntary Transfer, or the Assignee or transferee in a permitted transfer under Section 9.3 hereof becoming a Substituted Member, such Assignee or transferee shall only be entitled to the share of profits or other compensation by way of income or return of contributions to which the Transferring Member would have been entitled under this Agreement. The Assignee or transferee shall have no right to participate in the business or management of the Company, shall have no right to become a Member, shall have no right to any information or accounting to the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement.

10.11 *Option on the Part of Company*. Upon the unanimous vote of all of the Members other than the Transferring Member, the Company itself may elect to acquire the Company Interest of a Transferring Member and to liquidate such Transferring Member's Company Interest for the amount determined under Section 10.5 hereof. In such case, no amount shall be paid for the goodwill of the Company. In the event that the Company chooses to liquidate the Transferring Member's interest, then the payments shall be deemed to be made under Section 736(a) of the Code, and appropriate adjustment shall be made to the amount of the payments to equalize the economic interests of the parties.

10.12 *Restrictive Legend*. Each Member hereby agrees that a restrictive legend deemed reasonably necessary by the Company may be placed upon any counterpart of this Agreement or any other document or instrument evidencing ownership or Assignment of a Company Interest or an Economic Interest.

ARTICLE XI
PURCHASE PRICE AND TERMS

11.1 *Purchase Price*. The purchase price for any Offered Interest to be purchased by the Members or the Company pursuant to Section 10.5(b) shall be the fair value of the Offered Interest as agreed upon between the purchaser and the Transferring Member. In the event such parties cannot agree upon a value, then the value of the Company for the purpose of establishing the purchase price hereunder shall be determined by appraisal as set forth in this Article.

11.2 *Appraisal*. In the event that the parties cannot agree on a fair value of an Offered Interest, the fair value of the Offered Interest shall be determined by the written appraisal of a qualified appraiser agreed upon by the parties. If the parties cannot agree upon such an appraiser within thirty (30) days after the purchaser is required to purchase the Offered Interest, the Transferring Member (or the Transferring Member's legal representatives) and the purchaser shall each select an appropriately licensed appraiser, the two appraisers shall agree upon a third appropriately licensed appraiser, and the three appraisers shall determine the value of the Offered Interest being purchased. If the three appraisers cannot agree upon a value, the fair value of the Offered Interest shall be determined by averaging the determinations of value by the two appraisers whose determinations are closest, and this value will be final, binding and conclusive upon the parties. The purchaser and the Transferring Member (or the Transferring Member's legal representatives) shall each pay the fees and costs of its own selected appraiser, and the fees and costs of the third appraiser shall be shared equally by the purchaser and the Transferring Member (or the Transferring Member's legal representatives).

11.3 *Terms of Purchase Price*. Subject to the provisions of Section 11.4 hereof, the purchase price determined in this Article shall be paid as the parties shall agree, and if the parties cannot agree, shall be payable as follows: (a) twenty-five percent (25%) in cash or certified funds payable at the time of closing; and (b) the balance by a negotiable promissory note made by the purchaser, providing for (i) interest at the rate prescribed by Section 1274 of the Code for five year obligations in effect on the date of closing, and (ii) equal payments of interest and principal to be amortized over five years, to be paid in twenty consecutive quarters, with the first payment due on the ninetieth (90th) day after the date of closing, and (iii) a first priority collateral interest (evidenced by a separate security agreement and accompanying documents) in the Company Interest transferred.

11.4 *Payment in Cash*. Any payment required to be made by the Company under this Article may, at the sole discretion of the Company, be satisfied by delivery of cash or certified funds representing one hundred percent (100%) of the purchase price, delivered at the closing described in Section 11.5 hereof.

11.5 Closing.

(a) Time and Place of Closing. The closing of any purchase and sale of an Offered Interest pursuant to this Agreement shall be held at the time and place and in such manner mutually agreeable to the parties to the purchase. In the absence of such agreement, the closing shall be held at the principal office of the Company thirty (30) days after delivery of the written acceptance of an Offer as described in Section 10.8, or if later, thirty (30) days after the purchase price for an Offered Interest is determined under this Article XI.

(b) Conditions to Closing. The closing of any purchase and sale of an Offered Interest hereunder is expressly conditioned upon compliance with all applicable terms and provisions of this Agreement, including, without limitation, those specified in Sections 9.1 and 10.9 and Article XIII hereof.

ARTICLE XII

TERMINATION AND DISSOLUTION

12.1 *Grounds for Dissolution*. The Company shall be dissolved upon the occurrence of any of the following events:

(a) the unanimous written agreement of the Members; or

(b) a decree of a court having competent jurisdiction; or

(c) operation of law; or

(d) upon an election of Members as provided in Section 10.4.

12.2 *Continuation of Business Notwithstanding Dissolution.* While the foregoing Section describes events causing dissolution of the Company, the same shall in no way prevent any of the Members, not directly responsible for the occurrence of such event, from forming a new limited liability company in order to benefit by the continuation of the terms and conditions set forth in this Agreement.

12.3 *Dissolution Procedure*. The procedure to be followed after the occurrence of one of the events causing dissolution, and the failure of all of the remaining Members to consent to continue the Company as provided in Section 12.2 hereof, shall be as follows:

(a) all Company assets shall be marshalled;

(b) all outstanding debts, expenses, and liabilities to third parties other than the members shall be paid;

(c) all debts to Members other than capital and profits shall be paid;

(d) after payment of all of the foregoing debts, expenses, and liabilities, Members shall be paid in accordance with the provisions of Section 12.4 hereof; and

(e) the Company shall execute Articles of Dissolution which shall be filed in the office of the Colorado Secretary of State as provided by the Act (or shall execute and file with the Colorado Secretary of State such other documents required under the Act).

12.4 *Distributions in Liquidation*.

(a) Priority of Distributions.Upon liquidation of the Company or (except as provided in Treasury Regulations § 1.704-1(b)(2)(ii)(b)) upon the liquidation of any Member's interest in the Company, all distributions shall be made first in accordance with the Members' positive Capital Account balances, as determined after taking into account all contributions, distributions, and allocations for all periods and, to the extent permitted under the Treasury Regulations, after adjusting the Capital Accounts under Article VI and Schedule B hereto in a manner that, to the extent possible, will result in distributions when made in accordance with the positive Capital Account balances. All distributions under this Section shall be made by the later of (1) the end of the taxable year of the Company in which the liquidation of the Company, or any Member's interest, occurs, or (2) within 90 days after the date of the liquidation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member's Capital Account has a negative balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other person for any purpose whatsoever.

(b) Definitions. For purposes of this Section:

(1) the taxable year of the Company shall be determined without regard to Section 706(c)(2)(A) of the Code;

(2) a liquidation of a Member's interest in the Company shall be deemed to occur on the earlier of (A) the date upon which there is a liquidation of the Company, or (B) the date upon which there is a liquidation of the Members' interest in the Company under Treasury Regulation § 1.761-1(d); and

(3) a liquidation of the Company shall be deemed to occur upon the earlier of (A) the date upon which the Company is terminated under § 708(b)(1) of the Code, or (B) the date upon which the Company ceases to be a going concern (even though it may continue in existence for the purpose of winding up its affairs, paying its debts, and distributing any remaining balance to the Members).

12.5 *Waiver of Partition - Dissolution and Withdrawal*. Each of the Members hereby waives any and all right that each such Member may have to maintain any action for partition with respect to each such Member's interest in the Company or any right such Member may have to force or compel dissolution of the Company except in accordance with this Agreement. Each Member specifically waives any rights such Member may now have or hereafter acquire to withdraw from the Company, and if, notwithstanding such waiver, a Member withdraws in violation of this Agreement, the Company may, in addition to exercising any other remedies at law or in equity, recover damages for breach of this Agreement and offset such damages against amounts otherwise distributable to the withdrawing Member.

ARTICLE XIII

ARBITRATION

The Members agree to submit all controversies, claims and matters of difference to arbitration in Denver, Colorado, according to the rules and practices of the American Arbitration Association from time to time in force, except that if such rules and practices differ from the state rules of civil procedure or any other provisions of state law then in effect, such state rules and law shall govern. This submission and agreement to arbitrate shall be specifically enforceable. Arbitration may proceed in the absence of one party if notice of the proceeding has been given to such party. The parties agree to abide by all awards rendered in such proceedings. Such awards shall be final and binding on all parties to the extent and in the manner provided by the state rules of civil procedure. All awards may be filed with the clerk of one or more courts, state or federal, having jurisdiction over the party against whom such award is rendered or such party's property, as a basis of judgment and of the issuance of execution for its collection. No party shall be considered in default hereunder during the pendency of arbitration proceedings relating to such default.

ARTICLE XIV

INVESTMENT REPRESENTATIONS

14.1 *Interests Not Registered*. The Members understand that (a) the membership interests evidenced by this Agreement have not been registered under the Securities Act of 1933, as amended, the Colorado Securities Act, as amended, or any other state or foreign securities laws (collectively, the "Securities Acts") because the Company is issuing such membership interests in reliance upon the exemptions from the registration requirements of the Securities Acts providing for issuance of securities not involving a public offering, (b) the Company has relied upon the fact that such membership interests are to be held by each Member for investment, and (c) exemption from registrations under the Securities Acts would not be available if such membership interests were acquired by a Member with a view to distribution.

14.2 *Investment Representation*. Each Member hereby confirms to the Company that such Member is acquiring the membership interests in the Company for such Member's own account, for investment, and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale any portion of such Member's interest as a Member in the Company unless there is an effective registration or other qualification relating thereto under the Securities Act of 1933, as amended (the "'33 Act"), and under any applicable state or foreign securities laws or unless the holder of such membership interest in the Company delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under the '33 Act and applicable state or foreign securities laws is not required in connection with such transfer, sale or offer. Each Member understands that the Company is under no obligation to register the membership interests in the Company or to assist such Member in complying with any exemption from registration under the Securities Acts if such Member should at a later date wish to dispose of such Member's interest as a Member in the Company. Each Member recognizes that exemptions from

registration, in any case, are limited and may not be available when the Member may wish to sell, transfer or otherwise dispose of any of the Member's Company Interest.

14.3 *Further Representations*. Prior to acquiring a Company Interest in the Company, each Member has made an investigation of the Company and its business and acknowledges that the Company has made available to each such Member all information with respect thereto which such Member needed to make an informed decision to acquire such Member's interest in the Company. Each Member represents possessing the experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of such Member's investment in the Company as a Member.

ARTICLE XV
MEETINGS OF MEMBERS

15.1 *Annual Meetings*. An annual meeting of the Members shall be held on the first Monday of December or at such other time as shall be determined by Member Consent. At each annual meeting the Members shall elect the Manager or Managers who shall serve until the next annual meeting, or until their removal or their successors are elected and qualify, whichever is earlier. In addition to the election of the Manager or Managers at the annual meeting, the Members may consider, discuss, and vote upon any other matter pertaining to the business of the Company as may properly come before the meeting. Failure to hold the annual meeting as required by this Agreement shall not work a forfeiture or dissolution of the Company.

15.2 *Special Meetings*. Special meetings of the Members may be called for any purpose, unless otherwise prescribed by statute, by the Manager or by Member Consent.

15.3 *Place of Meetings*. The Members, by a Member Consent, may designate any place, either within or outside the State of Colorado, as the place of meeting for any annual or special meeting. If no designation is made, the place of meeting shall be the principal office of the Company in the State of Colorado.

15.4 *Notice of Meetings*. The Manager or the person(s) calling the meeting shall cause written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called to be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, addressed to the Member as provided in Section 16.8, with postage prepaid. If a meeting is adjourned to another place or time, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting.

15.5 *Meetings of All Members*. If all of the Members shall meet at any time and place, either within or outside of the State of Colorado, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and any action taken at such meeting shall be lawful.

15.6 *Record Date*. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the action declaring such distribution is adopted or the date on which the action requiring such other determination is taken, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof. Notwithstanding the foregoing provisions of this Section, the record date for determining Members entitled to take action without a meeting pursuant to Section 15.10 hereof shall be the date specified in such Section.

15.7 *Quorum*. Members holding at least seventy-five percent of the Company Interests, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Company Interests so represented may adjourn the meeting from time to time without further notice, unless notice is required by Section 15.4 hereof. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Percentage Interests whose absence would cause there to be less than a quorum.

15.8 *Manner of Acting*. If a quorum is present, the affirmative vote of Members holding at least a Member Consent shall be the act of the Members, unless the vote of a greater proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Agreement.

15.9 *Proxies*. At any meeting of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

15.10 *Action by Members Without a Meeting*. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member comprising a Member Consent entitled to vote. Such consent(s) shall have the same force and effect as a vote of the Members by a Member Consent and may be stated as such in any document. Action taken under this Section 15.10 is effective when Members comprising a Member Consent entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent. All consents signed pursuant to this Section 15.10 shall be delivered to the Manager for inclusion in the minutes or for filing with the Company's records.

15.11 *Waiver of Notice*. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. By attending a meeting, a Member (a) waives objection to lack of notice or defective notice of such meeting

unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transaction of business at the meeting, and (b) waives objection to consideration at such meeting of a particular matter not within the purpose or purposes described in the notice of such meeting unless the Member objects to considering the matter when it is presented.

ARTICLE XVI

GENERAL MATTERS

16.1 *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

16.2 *No Waiver*. No provision of this Agreement may be waived except by an agreement in writing signed by the waiving Member. A waiver of any term or provision shall not be construed as a waiver of any other term or provision.

16.3 *Amendment*. This Agreement may be amended, altered or revoked at any time, in whole or in part, by filing with this Agreement a written instrument setting forth such amendment, alteration or revocation by Member Consent.

16.4 *Binding Effect*. This Agreement shall be binding upon the Members and their respective heirs, personal representatives, successors and assigns.

16.5 *Construction; Definitions*. Throughout this Agreement the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders, wherever the context so requires. Terms used, but not defined, in any Schedule to this Agreement shall have the meanings assigned to such terms in this Agreement.

16.6 *Text To Control*. The headings of articles and sections are included solely for convenience of reference. If any conflict between any heading and the text of this Agreement exists, the text shall control.

16.7 *Severability*. If any provision of this Agreement is declared by any court of competent jurisdiction to be invalid for any reason, such invalidity shall not affect the remaining provisions. Such remaining provisions shall be fully severable, and this Agreement shall be construed and enforced as if such invalid provisions never had been inserted in this Agreement.

16.8 *Notices*. Except as expressly provided otherwise in the Agreement, all notices, consents, waivers, directions, requests, votes, or other instruments or communications provided for under this Agreement shall be in writing, signed by the party giving the same, and shall be deemed properly given when (a) actually received; (b) the third Business Day after mailing, when mailed, postage prepaid, certified or registered mail, return receipt requested, addressed to the parties hereto at their addresses appearing on the signature pages of this Agreement; or (c) when sent by facsimile at the facsimile number shown on the signature pages to this Agreement provided that such facsimile is sent during the normal business hours of the party to whom it was sent and written confirmation of the transmission of such facsimile is obtained. Each Member, by written notice to all other Members and the Company in accordance with the provisions of this Section, may specify any other address for the receipt of any notices, instruments, or other communications hereunder.

16.9 *Entire Agreement*. This Agreement embodies the entire understanding and agreement among the parties concerning the Company and supersedes any and all prior negotiations, understandings or agreements in regard thereto.

16.10 *Counterparts*. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

The parties hereby execute this Agreement on the respective dates set forth next to their signatures below, effective as of day first above written.

MEMBERS:

______________________	______________________
Michael P. Maloney	Don Evans
______________________	______________________
David Wolf	Alex Blum
______________________	______________________
Gail Maloney	Jim Geis
______________________	______________________
Vic Phileo	Scott Vasina
______________________	______________________
Rick Whipple	Pat Ferguson
______________________	______________________
Michael Whitman	Rob Bolinske
______________________	______________________
Jim Newell	Brock McEwen
______________________	______________________
Rick Rusch	Gabe Bodhi
______________________	
Robert Campbell	

SCHEDULE A
TO
OPERATING AGREEMENT OF
KOTA LONGBOARDS, LLC

(as of March 12, 2015)

The Company Interest of the Members of the Company on the effective date of this Agreement is as follows:

MEMBER	COMPANY INTEREST	UNITS
Michael P. Maloney	59.15%	386,765
Don Evans	12.73%	80,882
David Wolf	5.17%	33,824
Alex Blum	4.50%	29,412
Gail Maloney	3.82%	25,000
Jim Geis (2,941 units In Kind)	2.25%	14,706
Scott Vasina	1.80%	11,765
Vic Philleo	1.80%	11,765
Rick Whipple	1.80%	11,765
Pat Ferguson	1.48%	9,706
Rick Rusch (In Kind)	1.35%	8,824
Jim Newell	0.90%	5,882
Brock McEwen	0.90%	5,882
Michael Whitman	0.90%	5,882
Rob Bolinske	0.90%	5882
Gabe Bodhi	0.45%	2,941
Robert Campbell (In Kind)	0.45%	2,941
Total	**100%**	**653,824**

SCHEDULE B
TO
OPERATING AGREEMENT OF
KOTA LONGBOARDS, LLC

For purposes of interpreting and implementing Article VI of the Operating Agreement of KOTA LONGBOARDS, LLC (the "Agreement"), and except as otherwise required under Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, the following rules shall apply and shall be treated as part of the terms of the Agreement:

Part A. Special Allocation Provisions.

1. For purposes of determining the amount of gain or loss to be allocated pursuant to Article VI of the Agreement, any basis adjustments permitted pursuant to Section 743 of the Code shall be disregarded.

2. Company income, loss, deductions, and credits shall be allocated to the Members in accordance with the portion of the year during which the Members have held their respective interests. All items of income, loss, deductions, and credits shall be considered to have been earned ratably over the period of the fiscal year of the Company, except that gains and losses arising from the disposition of assets shall be taken into account as of the date thereof.

3. Notwithstanding any other provision of the Agreement, to the extent required by law, income, gain, loss, and deduction attributable to property contributed to the Company by a Member shall be shared among the Members so as to take into account any variation between the basis of the property and the fair market value of the property at the time of contribution in accordance with the requirements of Section 704(c) of the Code and the applicable Treasury Regulations promulgated thereunder as more fully described in Part B hereof.

4. Notwithstanding any other provision of the Agreement, in the event the Company is entitled to a deduction for interest imputed under any provision of the Code on any loan or advance from a Member (whether such interest is currently deducted, capitalized, or amortized), such deduction shall be allocated solely to such Member.

5. Notwithstanding any provision of the Agreement to the contrary, to the extent any payments made to a Member and deducted by the Company in reliance on Section 707(a) or 707(c) of the Code are treated as distributions to a Member for federal income tax purposes, there will be a gross income allocation to such Member in the amount of such distribution.

6. (a) Notwithstanding any provision of the Agreement to the contrary and subject to the exceptions set forth in Section 1.704-2(f) (2) - (5) of the Treasury Regulations, if there is a net decrease in Partnership Minimum Gain during any fiscal year of the Company, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain determined in accordance with Section 1.704-2(g)(2) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with

Sections 1.704-2(f) and 1.704-2(j) of the Treasury Regulations. This paragraph 6(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith. To the extent permitted by such Section of the Treasury Regulations and for purposes of this paragraph 6(a) only, each Member's Adjusted Capital Account Balance shall be determined prior to any other allocations pursuant to Article VI of the Agreement with respect to such fiscal year and without regard to any net decrease in Partner Minimum Gain during such fiscal year.

(b) Notwithstanding any provision of the Agreement to the contrary, except paragraph 6(a) of this Schedule, and subject to the exceptions set forth in Section 1.704-2(i)(4) of the Treasury Regulations, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any fiscal year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j) of the Treasury Regulations. This paragraph 6(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith. Solely for purposes of the paragraph 6(b), each Member's Adjusted Capital Account Balance shall be determined prior to any other allocations pursuant to Article VI of the Agreement with respect to such fiscal year, other than allocations pursuant to 6(a) hereof.

7. Notwithstanding any provision of the Agreement to the contrary, in the event any Members unexpectedly receive any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Members in an amount and manner sufficient to eliminate the deficits in their Adjusted Capital Account Balances created by such adjustments, allocations, or distributions as quickly as possible. This paragraph 7 is intended to comply with the Qualified Income Offset provisions of the aforementioned Treasury Regulations.

8. No net loss shall be allocated to any Member to the extent that such allocation would result in a deficit Adjusted Capital Account Balance in such Member's Capital Account while any other Member continues to have a positive Capital Account balance; in such event, net losses shall first be allocated to any Members with positive Adjusted Capital Account Balances, and in proportion to such positive balances, to the extent necessary to reduce their positive Adjusted Capital Account Balances to zero.

9. Any special allocations of items pursuant to this Part A shall be taken into account in computing subsequent allocations so that the net amount of any items so allocated and the remaining profits, losses, and all other items allocated to each such Member pursuant to Article VI of the Agreement shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of Article VI of the Agreement if such special allocations had not occurred.

10. Notwithstanding any provision of the Agreement to the contrary, Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Members in accordance with their Company Interests.

11. Notwithstanding any provision of the Agreement to the contrary, any Partner Nonrecourse Deduction for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i) of the Treasury Regulations.

12. To the extent permitted by Section 1.704-2(h)(3) of the Treasury Regulations, the Manager shall endeavor to treat distributions of Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase the Deficit Capital Account for any Member.

Part B. Capital Account Adjustments and 704(c) Tax Allocations.

1. For purposes of computing the amount of any item of income, gain, deduction, or loss to be reflected in the Members' Capital Accounts, the determination, recognition, and classification of any such item shall be the same as its determination, recognition, and classification for federal income tax purposes; provided, however, that:

(a) Any deductions for depreciation, cost recovery, or amortization (other than depletion under Section 611 of the Code) attributable to a Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Company was equal to the Agreed Value of such property. Upon an adjustment to the Carrying Value of any Company property, except property subject to depletion under Section 611 of the Code, any further deductions for such depreciation, cost recovery, or amortization attributable to such property shall be determined as if the adjusted basis of such property was equal to the Carrying Value of such property immediately following such adjustment.

(b) Any income, gain, or loss attributable to the taxable disposition of any property (including any property subject to depletion under Section 611 of the Code) shall be determined by the Company as if the adjusted basis of such property as of such date of disposition was equal in amount to the Company's Carrying Value with respect to such property as of such a date.

(c) If the Company's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 50 (c) (1) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Members pursuant to Article VI of the Agreement. Any restoration of such basis pursuant to Section 50 (c) (2) of the Code shall be allocated in the same manner to the Members to whom such deemed deduction was allocated.

(d) The computation of all items of income, gain, loss, and deduction shall be made by the Company and, as to those items described in Section 705(a)(1)(B) or Section 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalizable for federal income tax purposes.

2. A transferee of a Member's interest will succeed to the Capital Account relating to the Member's interest transferred.

3. In connection with a Capital Contribution of money or Contributed Property (other than a de minimis amount) to the Company as consideration for an interest in the Company or in connection with the liquidation of the Company or a distribution of a money or other property (other than a de minimis amount) by the Company to a retiring or continuing Member as consideration for an interest in the Company, the Capital Accounts of all Members (and the Carrying Values of all Company properties) shall be adjusted (consistent with the provisions hereof and Section 704 of the Code and the Treasury Regulations promulgated thereunder) upward or downward to reflect any unrealized gain or unrealized loss attributable to each Company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of each such property, immediately prior to such distribution, and had been allocated to the Members, at such time, pursuant to Article VI of the Agreement).

4. In the event the Carrying Value of any Company property is adjusted as described in paragraph 3 of this Part B above, then (a) the Capital Accounts of the Members shall be adjusted in accordance with Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, depletion, amortization, and gain or loss, as computed for book purposes, with respect to such property, and (b) the Members' distributive shares of depreciation, depletion, amortization, and gain or loss, as computed for tax purposes, with respect to such property, shall be shared among the Members in a manner that takes account of the variation between the adjusted tax basis of such property and its book value in the same manner as under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder.

5. In accordance with Section 704(c) and the Treasury Regulations promulgated thereunder, income, gain, loss, and deduction with respect to any Contributed Property shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Agreed Value.

6. Any unrealized income or deduction with respect to accounts receivable, accounts payable, and any other accrued but unpaid items that a Member contributes to the Company shall be allocated to such Member to the extent required by Sections 704(c) of the Code and the Treasury Regulations promulgated under Sections 704(b) and 704(c) of the Code.

7. Any elections or other decisions relating to any federal income tax matters shall be made by the Manager in any manner that reasonably reflects the purpose and intention of the Agreement.

Part C. Definitions. For the purposes of this Schedule, the following terms shall have the meanings indicated unless the context clearly indicates otherwise:

"Adjusted Capital Account Balance" means the balance, if any, in the Capital Account balance of a Member as of the end of the relevant fiscal year of the Company, after giving effect to the following: (a) credit to such Capital Account any amounts the Member is obligated to restore, pursuant to the terms of this Agreement or otherwise or is deemed

obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations and (b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6) of the Treasury Regulations.

"Agreed Value" means the fair market value of Contributed Properties as agreed to by the contributing Member and the Company, using such reasonable method of valuation as they may adopt.

"Carrying Value" means (a) with respect to Contributed Property, the Agreed Value of such property reduced (but not below zero) by all amortization, depreciation, and cost recovery deductions charged to the Members' Capital Accounts with respect to such property, as well as any other charges for sales, retirements, and other dispositions of assets included in a Contributed Property, as of the time of determination, and (b) with respect to any other property, the adjusted basis of such property for federal income tax purposes as of the time of determination. The Carrying Value of any property shall be adjusted in accordance with the principles set forth herein.

"Contributed Property" means each Member's interest in property or other consideration (excluding services and cash) contributed to the Company by such Member.

"Nonrecourse Deductions" shall have the meaning set forth in Section 1.704-2(b)(1) of the Treasury Regulations. The amount of Nonrecourse Deductions for a fiscal year of the Company equals the excess, if any, of the net increase, if any, in the amount of Partnership Minimum Gain during that fiscal year over the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Partnership Minimum Gain, determined according to the provisions of Section 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" shall have the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Partner Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i) of the Treasury Regulations.

"Partner Nonrecourse Debt" shall have the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Partner Nonrecourse Debt Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i) of the Treasury Regulations.

"Partner Nonrecourse Deductions" shall have the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations. For any Company taxable year, the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt equals the net increase during the year, if any, in the amount of Partner Nonrecourse Debt Minimum Gain reduced (but not below zero) by proceeds of the liability distributed during the year to the Member that bears the economic risk of loss for the liability that are both attributable to the liability that are both attributable to the liability and allocable to an increase in the Partner Nonrecourse Debt Minimum Gain.

"Partnership Minimum Gain" shall have the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

For purposes of this Schedule, all other capitalized terms will have the same definition as in the Agreement.

This Schedule B is intended to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder and shall be construed and interpreted consistently therewith. To the extent that any of the provisions of this Schedule B are inconsistent (whether now or in the future) with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, the provisions of such Section of the Code and such Treasury Regulations shall control, and all allocations and Capital Account adjustments made under this Schedule B and the Agreement shall be made in a manner necessary to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.